UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

 (Amendment No. 5)*

                                  Fox Chase Bancorp, Inc.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

    35137T 108
(CUSIP Number)

                       December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 6 Pages

CUSIP NO. 35137T 108	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Fox Chase Bank Employee Stock Ownership Plan Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 421,398
	6.	SHARED VOTING POWER 443,919
	7.	SOLE DISPOSITIVE POWER 865,317
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 865,317
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □ (SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% of 11,767,590 shares of Common Stock outstanding as of December 31, 2015.
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP NO. 35137T 108	13G	Page 3 of 6 Pages

FOX CHASE BANK EMPLOYEE STOCK OWNERSHIP PLAN TRUST
SCHEDULE 13G

Item 1.

(a)           Name of Issuer:

Fox Chase Bancorp, Inc.

(b)           Address of Issuer’s Principal Executive Offices:

4390 Davisville Road
Hatboro, Pennsylvania 19040

Item 2.

(a)           Name of Person Filing:

Fox Chase Bank Employee Stock Ownership Plan Trust

Trustee:   Pentegra Trust Company
  c/o Pentegra Services, Inc.
  108 Corporate Park Drive
  White Plains, New York 10604

(b)           Address of Principal Business Office or, if none, Residence:

4390 Davisville Road
Hatboro, Pennsylvania 1904

(c)	Citizenship:

See Page 2, Item 4.

(d)           Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)           CUSIP Number:

See Page 1.

CUSIP NO. 35137T 108	13G	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f) [x] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Page 2, Item 9.

(b)	Percent of class: See Page 2, Item 11.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See Page 2, Item 5.

(ii)	Shared power to vote or to direct the vote:
See Page 2, Item 6.

(iii)	Sole power to dispose or to direct the disposition of:
See Page 2, Item 7.

(iv)	Shared power to dispose or to direct the disposition of:
See Page 2, Item 8.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following □.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

CUSIP NO. 35137T 108	13G	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.                      Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 35137T 108	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2016
____________________________________________
Date

/s/ William J. Pieper
Signature

William J. Pieper, Senior Vice President
Pentegra Trust Company, as Trustee
____________________________________________
Name/Title